

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2025

Diana Brainard, M.D.
Chief Executive Officer
AlloVir, Inc.
PO Box 44, 1661 Massachusetts Avenue
Lexington, MA 02420

      Re: **AlloVir, Inc.**
               Registration Statement on Form S-4
               Exhibit Nos. 10.2, 10.3, 10.27 and 10.28
               Filed February 3, 2025
               File No. 333-283678

Dear Dr. Diana Brainard:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Life Sciences

cc: Tevia Pollard, Esq.